UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 2020	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, November 10, 2020 - On November 10, 2020, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 11th meeting of its 9th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	The Company’s consolidated financial statements of Q3 2020;

(2)	The appointment of Mr. Vic Chu, a senior director of the Company, as the Company’s Research and Development officer effective November 10, 2020 to replace Mr. JB Chyi; and

(3)	Mr. Chen-Fang Huang, vice president, applied for retirement effective February 17, 2021.

On the above matter (1), the Company’s consolidated results for the nine months ended September 30, 2020 include:

•	operating revenue of NT$16,701,062 thousand,

•	gross profit from operations of NT$3,490,769 thousand,

•	operating profit of NT$2,406,951 thousand,

•	profit before income tax of NT$2,091,392 thousand,

•	profit for the period of NT$1,681,080 thousand,

•	basic earnings per share of NT$2.31.

As of September 30, 2020,

•	total assets were NT$34,150,851 thousand,

•	total liabilities were NT$14,075,747 thousand,

•	equity attributable to equity holders of the Company was NT$20,075,104 thousand.